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Exhibit (a)(7)

August 24, 2005

Dear Stockholder:

        We are pleased to inform you of the offer (the "Offer") by ValueClick, Inc. ("ValueClick") to exchange 0.7928 of a share of common stock (including the associated preferred share purchase rights) of ValueClick for each outstanding share of Fastclick, Inc. ("Fastclick") common stock.

        You currently hold a certificate for Fastclick common stock that was originally issued prior to Fastclick's initial public offering on April 6, 2005 (the "Pre-IPO Shares"). In connection with the IPO, on March 29, 2005, Fastclick effected a 5-for-1 split of its common stock. Accordingly, your certificate currently represents the right to receive 5.0 shares of Fastclick common stock (the "Post-IPO Shares"). Once your Pre-IPO Shares of Fastclick are exchanged for Post IPO Shares, each share will then, as a result of the Offer described above, be eligible to be exchanged for 0.7928 a share of ValueClick common stock.

        In order to receive the shares of ValueClick common stock pursuant to the Offer, you must complete and sign the enclosed Transmittal Form and return it, together with your Pre-IPO Share certificate(s), to Mellon Investor Services LLC,ValueClick's exchange agent. If your Pre-IPO Share certificate(s) are lost, missing or destroyed, you should contact Computershare at (781) 575-3400. You should also contact Fastclick for instructions as to the procedures for replacing share certificates. We urge you to act promptly because your Fastclick stock certificate(s) now represent only the right to receive the amount of ValueClick common stock to which you are entitled.

        Please do not send your Transmittal Form and stock certificate(s) directly to Fastclick, as this will only delay the exchange of such shares for ValueClick common stock. If you had more than one Fastclick shareholder account, you will receive a separate Transmittal Form for each account. Please return the Transmittal Forms together with the corresponding Pre-IPO Share stock certificate(s). If you also own Pre-IPO Shares through a broker, bank or other nominee, information regarding the exchange of those shares will be forwarded to you by that entity.

        If you have any questions, please call D.F. King Co., Inc., the information agent for the Offer, directly at 1-800-488-8075.

Sincerely,
/s/ Kurt A. Johnson
Kurt A. Johnson President and Chief Executive Officer

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  Exhibit (a)(7)